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                                                                       EXHIBIT D


                               SPECIAL RESOLUTION
   AMENDMENT TO DESIGNATION OF RIGHTS AND CHARACTERISTICS OF PREFERRED SHARES

         Set forth below is the text of the resolution to be submitted with respect to an amendment to the Memorandum and Articles of the Company which shall effect an amendment to the designation of the rights and characteristics of the Preferred Shares.

         NOW THEREFORE BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

         1. The proper officers of the Company be, and they hereby are, authorized and directed to file an amendment to the Memorandum and Articles of the Company, and other relevant corporate documents, which shall delete the existing Part 23.1(b) of the Memorandum of the Company and replace it with the text, in substantially same form, as follows:

                  "(b) The preferred shares may be issued from time to time in one or more series. Initially the shares will be authorized as a single series, but may be expanded to include additional series pursuant to proper shareholder approval. The preferred shares may be converted into common shares of the Company at the election of the holder thereof at any time within two years of the date of issue of the preferred shares, on a share for share basis. The preferred shares may be converted into common shares of the Company by the Company at any time within two years of the date of issue of the preferred shares, on a share for share basis, if the following conditions are met: (i) the last sales price per share of the common shares, as noted on the Company's principal trading exchange, equals or exceeds US$10.00 for at least 20 consecutive days, and (ii) proper notice of conversion is given to by the Company to the holder no sooner than one day after, and no later than 10 days after, the expiration of the referenced 20 consecutive trading day period. Any preferred shares not converted by the Company or the holder before the second anniversary of its issue shall be automatically converted by the Company into the common shares on a share for share basis on the second anniversary of issue. Any preferred shares converted automatically by the Company on the second anniversary of issue, shall receive a conversion bonus of the common shares equal to 12 percent of the number of preferred shares which remain unconverted on the second anniversary date. Any preferred shares converted by the Company prior to the second anniversary date shall receive a conversion bonus of the common shares equal to 0.5 percent per month of the number of preferred shares which are converted, times the total number of months elapsed from the date of issuance of the preferred shares to the date of conversion."

         2. The proper officers of the Company be, and they hereby are, authorized and directed, for and in the name of and on behalf of the Company, to execute all such documents, instruments, and certificates under the corporate seal or otherwise, and to do all such other acts and things, as they may determine in their sole and absolute discretion to be necessary or advisable in order to carry out the purpose and intent of the foregoing resolution.